QUAD MARINE ANNUAL REPORT FOR YEAR ENDING 31 DECEMBER 2018

I, Steven Salani, the CEO of Quad Marine Inc., hereby certify that the financial statements of Quad Marine Inc. and notes thereto for the periods ending 31 December 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total revenue of $0, taxable income of ($7,300) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 30 April 2018.

Signature: ___*Steven J. Salani*___

Title: CEO

Date: 30 April, 2018

QUAD MARINE INC.

Statement of Operations for QUAD MARINE INC. YEAR ENDING 31 DEC 2018

Total Revenue	$0
Operating Expenses	
Advertising	$2,254
Legal/Professional Svcs	$2,946
Tax	$400
Travel	$1,559
	_____
Total Operating Expenses	$7,300
Net Income (Loss)	($7,300)
Number of Shares Outstanding	401,831
Earnings Per Share (EPS)	NA
Cash at end of period	$469.40

QUAD MARINE INC. BALANCE SHEET DECEMBER 31 2018 (Unaudited)

ASSETS

Cash	**$469**	
		_____
Total Current Assets		**$469**

LIABILITIES AND STOCKHOLDERS EQUITY

Shareholder loans	**9,780**	
TOTAL CURRENT LIABILITIES		**9,780**

Stockholders Equity

(Authorized 1,000,000 shares with par value $0.00001 per share)

Issued and outstanding 401831 shares	**$4.02**
Additional paid in capital	**18,761.47**
Net Income (Loss)	**(7,300)**
Retained earnings	**(20,776)**

TOTAL SHAREHOLDERS EQUITY	**($9311)**

NOTE 1 – NATURE OF OPERATIONS

Quad Marine was formed on 10 April 2017 ("Inception") in the State of Delaware. The financial statements of Quad Marine (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Quad Marine was founded to design and market the world's most advanced electric recreational watercraft. The company will capitalize on recent advances in electric and solar technology to establish a leadership position in the recreational marine industry, in the same way that Tesla has in the automotive industry.   The company is currently in negotiations with potential manufacturing partners who would license the company's watercraft designs and make them available to customers worldwide.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of electric watercraft when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – DEBT

There are shareholder loans at an APR of 1.29% in the following amounts:

12 September 2017	$1780
10 October 2017	$1500
31 October 2017	$2500
8 November 2017	$2000
29 November 2017	$1000
24 July 2018	$1000
	_____
TOTAL	$9,780

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do not currently have any contractual obligations with suppliers to purchase goods or services. There are no operating leases of any kind, or unused letters of credit or obligations to reduce debt.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1 million shares of our common stock with par value of $0.00001. As of 31 December 2018 the company has issued 401,831 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions to report.